Exhibit 21

Name	Jurisdiction of Organization	Percentage owned by the Company
1. 508790 N.B. Inc.	Province of New Brunswick, Canada	100%
2. Filtran Microcircuits Inc.	Province of New Brunswick, Canada	100%
3. Multi-Mix® Microtechnology, S.R.L.	Costa Rica	100%